December 12, 2005
VIA EDGAR TRANSMISSION AND FACSIMILE
(202) 772-9217
Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Somaxon Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-128871
Dear Mr. Riedler:
     Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Somaxon Pharmaceuticals, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-1 referred to above be accelerated so that it will become effective at 4:00 p.m. Eastern Time on Wednesday, December 14, 2005 or as soon as practicable thereafter.
     The undersigned, on behalf of the Company, acknowledges the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Latham & Watkins LLP, confirming this request.
     Thank you for your assistance and cooperation in this matter.

Very truly yours, Somaxon Pharmaceuticals, Inc.
By: /s/ Kenneth M. Cohen
Kenneth M. Cohen
President and Chief Executive Officer

cc:	Scott N. Wolfe, Esq., Latham & Watkins LLP Cheston J. Larson, Esq., Latham & Watkins LLP